FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL	OMB Number 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)	OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Crandell Bert (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol Interleukin Genetics, Inc. (ILGN)
c/o Interleukin Genetics, Inc. 135 Beaver Street (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title Other (specify below) below)
Waltham MA 02452 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2. Date of Event Requiring Statement (Month/Day/Year) March 24, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
No securities owned

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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Form 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
No Securities Owned

Explanation of Responses:

	By /s/ Bert Crandell	March 26, 2003
**Intentional misstatements or omissions of facts constitute Federal Criminal	**Signature of Reporting Person	Date
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.